                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF NOVEMBER 2007

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

Results at 30 September 2007

approved

Telecom Italia Group:

Revenues in-line, margins exceed
2007 target results, thanks to an improved revenue mix and efficiency enhancements

Domestic market discontinuities absorbed, worth over 1 billion euro in revenues

Net profit grows 4.3% eliminating non-recurring effect of the disposal of equity holdings

Industrial investment exceeds 3.6 billion euro,  an increase of approximately 12% compared with the first 9 months of 2006

Net financial debt was 37.4 billion euros, down 1.7 billion euros compared with 30 June 2007

César Alierta Izuel and Julio Linares Lopez co-opted as members of the Board of Directors

TELECOM ITALIA GROUP

REVENUES: 23,207 MILLION EUROS (+0.4% COMPARED WITH THE FIRST NINE MONTHS OF 2006); -0.7% ORGANIC VARIATION (+1.0% HIGHER NET OF CONTRACTUAL CHANGES LINKED TO NON-GEOGRAPHIC NUMBERS). ANNUAL TARGET +1.0%/2.0%

EBITDA: 9,433 MILLION EUROS (-3.6% COMPARED WITH THE FIRST NINE MONTHS OF 2006); -3.5% ORGANIC VARIATION

ORGANIC EBITDA MARGIN WAS 41.3% (-1.2pp COMPARED WITH THE FIRST NINE MONTHS OF 2006, ANNUAL TARGET -2.5pp/-2.0pp)

EBIT: 5,138 MILLION EUROS (-8.6% COMPARED WITH THE FIRST NINE MONTHS OF 2006); -6.3% ORGANIC VARIATION

ORGANIC EBIT MARGIN WAS 22.8% (-1.3pp COMPARED WITH THE FIRST NINE MONTHS OF 2006, ANNUAL TARGET -3.0pp/-2.5pp)

NET PROFIT: 2,220 MILLION EUROS; -6.6% COMPARED WITH THE FIRST NINE MONTHS OF 2006. +4.3% ELIMINATING THE NON-RECURRING EFFECT OF THE DISPOSAL OF EQUITY HOLDINGS

NET FINANCIAL DEBT AT 30 SEPTEMBER 2007 WAS 37,443 MILLION EUROS (-1,732 MILLION EUROS COMPARED WITH 30 JUNE 2007); COMPARED WITH THE END OF 2006 (+142 MILLION EUROS) WITH OPERATING CASH FLOW OF 2,724 MILLION EUROS PARTIALLY OFFSETTING DIVIDEND PAYMENTS (2,830 MILLION EUROS)  AND INFLOWS FROM EXTRAORDINARY OPERATIONS

The Quarterly Report at 30 September 2007 of the Telecom Italia Group is unaudited and was prepared in accordance with Article 82 of the Rules for Issuers (published by CONSOB with Resolution No. 11971 dated May 14, 1999 and subsequent amendments), as envisaged by Annex 3D of the aforementioned Regulation.

The accounts of the Telecom Italia Group for the third quarter of 2007 and the first nine months of 2007, as well as compared periods were prepared in application of the international accounting standards issued by the Internal Accounting Standards Board and approved by the European Union (“IFRS”).

This press release also contains alternative performance indicators not contemplated under IFRS standards (EBITDA; EBIT; Organic Variation in Revenues, EBITDA and EBIT; and Net Financial Borrowings). These terms are defined in the Appendix.

Milan, 8 November 2007 – The Telecom Italia Board of Directors, chaired by Pasquale Pistorio, examined and approved the Group accounts at 30 September 2007.

TELECOM ITALIA GROUP

At 30 September 2007, the area of consolidation of the Telecom Italia Group differed from 30 September 2006 and 31 December 2006 as follows:

-

inclusion of AOL Internet operations in Germany (consolidated from 1 March 2007);

- inclusion of InterNLnet B.V., following BBNed’s acquisition of 100% of the ISP (the transaction was finalized in July 2007) at a total price of 5.5 million euros, including 1.7 million euros cash and cash equivalents.

In the third quarter of 2007, the entire stake (10.36%) in Oger Telecom was sold by subsidiary TIM International to Saudi Oger. The transfer contributed to reduce the Group’s net financial debt by 462 million euros.

Revenues for the first nine months of 2007 amounted to 23,207 million euros, up 0.4% compared with the first nine months of 2006 (23,104 million euros). Excluding exchange rate fluctuations (+7 million) and changes in the area of consolidation (+248 million, mainly attributable to the inclusion of AOL Internet operations in Germany), organic variation was -0.7% (-152 million euros).

-

Revenues for the first nine months of 2007, compared with the same period of the previous year, were mainly impacted by:

-

the change following which, as of 1 January 2007, in line with AGCOM Decision 417/06/CONS, Telecom Italia is not liable for the insolvency risk associated with customer calls to Other Carriers' non geographical numbers. As of that date, revenues and costs associated with interconnection have no longer taken into account the traffic generated by such calls, which in the first nine months of 2006 totalled 373 million euros (along with a corresponding figure as costs); net of this effect organic growth was +1.0%;

-

the change in fixed-line/mobile termination rates in the second half of 2006 (-152 million euros);

-

the application as of March 2007, of the so-called “Bersani Decree” (-273 million euros, net of the positive elasticity effect worth 171 milion euro);

-

the self-regulation of international roaming tariffs within the European Union, in compliance with European Commission rulings (-47 million euros).

Overall, compared with the first nine months of 2006, these changes including the NNG effect, amounted 845 million euros (1,016 million euros pre-tax elasticity effect).

Among the main drivers of the variation in organic growth for the first nine months of 2007 were:

-

the development of the Mobile Brazil BU (+772 million euros +27.6%, or +16.2% net of the elimination the Bill and Keep rule), thanks to the development of the customer base and of value-added services;

-

the significant contribution from the European BroadBand BU (+190 million euros), spurred by customer portfolio growth in France and Germany,

-

the contribution of the Media BU (+42 million euros), driven by advertising revenue growth and higher revenues from Digital Terrestrial operations.

In the third quarter of 2007, revenues amounted to 7,737 million euros, down 0.4% (7,769 million euros in the third quarter of 2006). Excluding exchange rate fluctuations and changes in the scope of consolidation, the organic variation in revenues was -2.2% (-0.5% excluding the NNG effect). Revenues for the third quarter of 2007 were impacted by the aforementioned discontinuities to a total value 337 million euros.

The following table provides a breakdown of revenues by Business Unit:

(millions of euro)		Domestic	European BroadBand	Brazil Mobile	Media	Olivetti	Other operations	Adjustments and eliminations	Consolidated total

Revenues	1/1-30/9/2007	18,108	1,106	3,603	178	283	166	(237)	23,207
	1/1-30/9/2006	19,223	662	2,792	136	298	177	(184)	23,104

EBITDA (operating result before amortization and depreciation, capital gains/losses, revaluations/write-downs of non-current activities) amounted to 9,433 million euros, down 3.6% compared with the first nine months of 2006 (-353 million euros). EBITDA margin for the first nine months of 2007 was 40.6% (42.4% for the first nine months of 2006). Excluding the effects of exchange-rate fluctuations and changes to the scope of consolidation, the organic variation in EBITDA amounted to -3.5% (-344 million euros):

Organic EBITDA margin amounted to 41.3% (-1.2 pp compared with the figure of 42.5% registered for the first nine months of 2006, thus improving compared with the annual target of -2.5pp/-2.0pp versus 41.5% for FY 2006).

It should be noted that the above-mentioned discontinuities had a negative impact on EBITDA of 323 million euros (273 million euros from the Bersani Decree net of the elasticity effect, 42 million euros due to changes to fixed-line/mobile termination rates, 8 million euros for adjustments to international roaming traffic tariffs).

In the third quarter 2007, EBITDA was 3,139 million euros (3,268 in the third quarter 2006), down 3.9%. The organic variation in EBITDA was -4.8% (-158 million euros). In detail, the improvement in the European BroadBand (33 million euros), Olivetti, Media and Other Operations Business Units (a total of 17 million euros), was offset by the slowdown in the Domestic (-188 million euros, impacted by regulatory discontinuities for 132 million euros) and Mobile Brazil Business Units (-20 million euros, impacted by the one-time write-off of receivables for 64 million euros as a result of the implementation during the quarter of a new credit and collection system which revealed the remote billing probability of said commercial credits; this effect has definitively ceased and, as a consequence, the EBITDA margin target of approximately 23% for 2007 is confirmed). The organic EBITDA margin was 40.8% (41.9% in the third quarter 2006).

EBIT (operating result) amounted to 5,138 million euros (22.1% of revenues), down 8.6% compared with the first nine months of 2006 (-483 million euros). The EBIT margin was down from 24.3% for the first nine months of 2006 to 22.1% for the first nine months of 2007. The organic variation in EBIT was -358 million euros, or -6.3% as follows:

	9 months to 9/30/2007	9 months to 9/30/2006	Change
(millions of euro)	(a)	(b)	(a-b)%
EBIT (HISTORICAL BASIS)	5,138	5,621	(483)	(8.6)
Effect of change in the scope of consolidation		23
Effect of change in exchange rates		(8)
Non-organic (Income) Expenses	142	2
Non-organic (Income) Expenses already described under EBITDA	156	119
Additional non-recurring (Income) Expenses	(10)	(116)
Gains on sale of properties	(10)	(123)
Gains on sale of Ruf Gestion	-	(27)
Loss on sale Telecom Italia Learning Services		25
Loss on sale “Radiomaritime activities”		9
Additional non-organic (income) expenses:	(4)	(1)
Other (income) expenses	(4)	(1)
COMPARABLE EBIT	5,280	5,638	(358)	(6.3)

Organic EBIT margin amounted to 22.8% (down 1.3pp on the figure of 24.1% registered for the first nine months of 2006, thus improving on the annual target of -3.0pp/-2.5pp versus 24.0% for FY 2006).

In the third quarter 2007, EBIT amounted to 1,689 million euros, down 7.2% compared with the same period of 2006 (1,820 million euros). The organic variation in EBIT was -8.3% (-154 million euros, impacted by discontinuities of 132 million euros). The organic EBIT margin amounted to 22.0% (23.5% in the third quarter 2006).

Net consolidated result for the first nine months of 2007 was 2,220 million euros (2,208 million euros before minority interests), down 6.6% compared with the first nine months of 2006 (2,376 million euros). The above-mentioned EBIT reduction was partially offset by lower income taxes (302 million euros) and improved financial management and equity stakes (+88 million euros). Eliminating the net effects generated by the disposal of equity holdings and discontinued operations, the net consolidated result increased 4.3% compared with the first nine months of the previous year.

Net consolidated result for the third quarter of 2007 was 720 million euros (706 million euros before minority interests), down 160 million euros from 880 million euros for the third quarter of 2006 (878 million euros before minority interests).

Industrial investment for the first nine months of 2007 amounted to 3,688 million euros, 389 million euros more than in the corresponding period last year. This was mainly due to higher investment in the development of new domestic services (+202 million euros), European Broadband (+19 million euros) and Mobile Brazil (+113 million euros).

Net financial debt at 30 September 2007 amounted to 37,443 million euros, down 1,732 million euros from 39,175 million euros at 30 June 2007, due to the cash flow generated by operations and the sale of equity stakes.

In the third quarter of 2007, net financial debt decreased thanks to the following transactions:

•

sale of the entire stake in Oger Telecom (10.36% of share capital), 462 million euros

•

sale of the entire stake in Capitalia (0.399% of share capital), 74 million euros

•

sale of Mediobanca ordinary shares, 26 million euros;

Compared with end-2006, debt increased by 142 million euros to 37,301 million euros: the generation of cash flow from operations (4,561 million euros), disposals carried out in the first nine months (635 million euros) offset the dividend payout (2,830 million euros), the acquisition of AOL (666 million euros) and cas-out for financial charges, taxes and other operations (1,837 million euros).

At 30 September 2007, the Group’s Headcount stood at 83,691, compared with 83,209 at 31 December 2006.  The increase is linked to international activities, mainly AOL (1,101 employees).

BUSINESS UNIT RESULTS

From the first quarter of 2007, for organisational and accounting purposes, the new structure divides the company into the following categories:

-

Domestic

-

European Broadband

-

Mobile Brazil

-

Media

-

Olivetti

-

Other Operations

Specifically:

•

The “Domestic” Business Unit includes fixed-line and mobile telecommunications operations of Telecom Italia S.p.A. and the Telecom Italia Sparkle Group, along with associated support operations;

•

The “European Broadband” Business Unit covers broadband services in France, Germany and the Netherlands;

•

The “Mobile Brazil”, “Media” and “Olivetti” Business Units remain virtually unaltered;

•

“Other Operations” consists of finance enterprises, foreign operations not included under other business units (such as Entel Bolivia), and other minor enterprises not strictly involved in Telecom Italia Group core business.

Telecom Italia Media’s results at 30 September 2007 were reported in the press release issued yesterday (7 November 2007), following approval by the relevant Board of Directors.

DOMESTIC

Revenues of 18,108 million euros decreased by 5.8% (-1,115 million euros) compared with the first nine months of 2006. On an organic basis, the decrease was 5.7% (-1,088 million euros). Excluding changes relating to non-geographical numbers, the decrease was 3.8% .

As explained above, performance was impacted by the introduction of the so-called “Bersani Decree” in March 2007, by reductions in fixed-line/mobile termination rates, and by self-regulation of international roaming traffic prices (in compliance with European Commission rulings). Taken together, the impact of these developments (including the non-geographical numbers effect) amounted to 845 million euros (1,016 million euros pre-tax elasticity effect).

Fixed-Line Telecommunications

Fixed-line telecommunications revenues amounted to 11,748 million euros, a 7.5% reduction (-959 million euros) compared with the first nine months of 2006.  The organic variation in revenues was -4.5% excluding exchange rate fluctuations, changes to the scope of consolidation, and the impact of the above-mentioned non-geographical numbers.

Retail Voice

Retail Voice revenues amounted to 6,294 million euros. Excluding the effect of the above-mentioned changes to non-geographical numbers, a 7.6% reduction compared with the first nine months of 2006 reflects a reduction in traffic and rates (reduced termination tariffs) for fixed-line/mobile calls, a migration of fixed-line market traffic towards mobile telephony, and competitive price pressure, particularly in the Top Clients segment.  In the third quarter of 2007, the reduction compared with the same period of 2006 (-6.4%), was lower than prior quarters.

Internet

Internet unit revenues amounted to 1,071 million euros, a reduction of 52 million euros (-4.6%) compared with the first nine months of 2006. Excluding the effect of the above-mentioned changes relating to non-geographical numbers, this figure registered 8.1% growth (+80 million euros) compared with the first nine months of 2006, due the continued strong revenue growth in Broadband and content which increased by 10.9% compared with the same period of 2006 (+99 million euros).

Telecom Italia’s overall domestic market broadband access customer portfolio grew to 7.4 million customers at 30 September 2007, of whom 6.2 million are retail customers. The strategy aimed at migrating customers towards innovative broadband access solutions, which enable services and new generation IP applications, has been further implemented.

The unit continues to implement Flat-rate offerings, which accounted for 59% of the entire Alice Consumer customer portfolio; the VoIP customer portfolio grew to 1,099,000, with a 17.7% ratio to total retail broadband access lines. The expansion of IPTV service on the Consumer market and the implementation of web content and services have also continued.

Data Business

Data Business revenues amounted to 1,236 million euros, an overall 4.2% decrease (54 million euros) compared with the first nine months of 2006, all of which was registered during the first quarter of 2007. This was the result of increasing competitive pressure in the Corporate clients market, and of a public administration contract price review. The decrease is particularly attributable to leased lines and traditional data transmission services. ICT services, however, continued to register dynamic growth, increasing 12.0% compared with the first nine months of 2006 (up 48million euros) and broadband data (+10.8%, +39 million euros compared with the previous year).

Wholesale

Revenues from Wholesale services amounted to 2,854 million euros, an overall 2.8% decrease (-82 million euros) compared with the first nine months of 2006.

Revenues from domestic wholesale services grew 13.1% compared with the first nine months of 2006 to 1,730 million euros (+200 million euros). Revenues from international wholesale services amounted to 1,124 million euros, down 20.0% (-281 million euros) compared with the first nine months of 2006, as a result of the suspension of some contracts beginning from the second quarter of 2007.

Mobile Telecommunications

Revenues for the first nine months of 2007 amounted to 7,429 million euros, down 1.8% (revenues from services: -1.0%). Results were impacted by the negative effects of the so-called “Bersani Decree”, by changes to fixed-line/mobile termination rates, and by the self-regulation of international roaming tariffs within the European Union in compliance with European Commission rulings. Regulatory discontinuities apart, overall Domestic mobile revenues would have grown 4.0%, and revenues from services alone would have risen 5.2%.

The first nine months of 2007 saw strong growth (+14.5%) in revenues from value-added services (VAS), which increased to 1,403 million euros (+178 million euros compared with the corresponding period of 2006). Revenues were boosted by ongoing innovation in the interactive and mobile broadband ranges of services (+51% compared with the same period a year earlier)). The ratio of VAS revenues to total revenues from services reached 20.2% (17.4% for the first nine months of 2006), 20.6% in the third quarter. “Voice” revenues of 5,194 million euros (despite the sharp growth in traffic +6.2% compared with the first nine months of 2006, +10.8% in the third quarter) decreased for outbound calls (-3.4%) and inbound calls (-9.4%). This variation is fully attributable to the above-mentioned negative impact of changes in regulations. Revenues from the sale of handsets decreased 11.9% to 468 million euros (-63 million euros compared with the first nine months of 2006) as a result of the continuing reduction of average prices and notwithstanding the increase in volume.

At 30 September 2007, Telecom Italia supplied 35.3 million mobile lines, of which 5.7 million (16.2% of total customers) using UMTS technology. The total rose by 2.9 million compared with December 2006, corresponding to a market share of 40.3%.

In 2007, the Domestic Mobile Services BU focused on maintaining the market share and the use of traditional services (voice) and innovative services (VAS), thanks to an effective policy aimed at acquiring subscribers, increased flat or bundle offerings (both voice and VAS), as well as greater penetration of UMTS users and handsets.

Total Domestic business unit EBITDA amounted to 8,440 million euros, down 8.5% (-780 million euros) compared with the first nine months of 2006. EBITDA margin was 46.6% (48.0% for the first nine months of 2006). Compared with 2006, the result was strongly impacted by the above-mentioned changes to the regulatory environment introduced under the “Bersani Decree” (corresponding to 323 million euros net of the recovery due to the above-mentioned positive elasticity effect).

The organic variation in EBITDA compared with the first nine months of 2006 was -7.7% (-714 million euros):

Organic EBITDA margin was 47.4% (-1.1pp on the figure of 48.5% registered for the third quarter of 2006, and in line with the 2007 target of -2.0pp/-1.5pp). In the third quarter , the organic Ebitda margin, 47.9%, was 0.1pp higher than the same quarter of 2006.

Domestic business unit EBIT (operating result) was 5,184 million euros, down 11.9% (-699 million euros) compared with the first nine months of 2006. EBIT margin was 28.6% (30.6% for the first nine months of 2006). The organic variation in EBIT compared with the first nine months of 2006 was -9.1% (-530 million euros):

Organic EBIT margin was 29.4% (30.5% in the first nine months of 2006); in the third quarter the margin was essentially in line with that of the third quarter 2006

Industrial investment amounted to 2,817 million euros (+202 million euros compared with the same period in 2006). The ratio of industrial investment to revenues was 15.6% (13.6% in the first nine months of 2006). Higher investment reflects the Group’s ongoing commitment to modernising its network, technology and services.

At 30 September 2007, the headcount stood at 65,528, a decrease by 1,307 from 31 December 2006.

EUROPEAN BROADBAND

European Broadband business unit revenues (France, Germany and the Netherlands) grew by 67.1% to 1,106 million euros (+444 million euros) compared with the first nine months of 2006. Organic growth on an equal scope of consolidation basis amounted to 190 million euros (+20.7%). The broadband access portfolio stood at 3.3 million, most of which are dual or triple play customers.

EBITDA amounted to 161 million euros, an increase of 121 million euros compared with the first nine months of 2006, with a ratio to revenues of 14.6% (6.0% for the first nine months of 2006), higher than the year’s target (>14%). Organic growth amounted to +117.1% (+89 million euros) compared with the first nine months of 2006:

EBIT was -59 million euros, a 47 million euro improvement (up 44.3%) compared with the first nine months of 2006. Organic EBIT improved by 21 million euros (+27.6%) compared with the first nine months of 2006:

Industrial investment amounted to 363 million euros, increasing compared with the same period in 2006 (+19 million euros).

The Headcount at 30 September 2007 was 4,503, up 1,437 compared with 31 December 2006, mainly attributable to the acquisition of AOL (1,101 people) and, for the remaining amount, to the development of operating units (call centres and network) of Hansenet, Telecom Italia S.A.S. and the BBNed Group.

MOBILE BRAZIL

(Average euro/real exchange rate: 0.37168)

As of 30 September 2007, the Brazilian market provided a total of 112.8 million lines (59.4% population penetration), compared with 99.9 million lines at year-end 2006 (53.2% penetration), with a 12.9% growth. The TIM Brasil Group has continued to consolidate its position as No. 2 player on the market, totalling 29.2 million lines and holding a 25.9% market share (compared with 25.4% at year-end 2006). In September 2007 the market share gap with the first player was further reduced to 1.9pp, compared with 3.7pp at year-end 2006.

On 27 September 2007, the TIM Brasil Group, following the tender held by the Regulator Anatel, obtained further 14 frequency lots in the 900/1800 Mhz band. These additional frequencies expand the coverage and improve the quality of the GSM service at national level. Approximately 95.2% of Tim Brasil’s customer base is served with GSM technology.

TIM Brasil Group consolidated revenues for the first nine months of 2007 amounted to 9,694 million reais (3,603 million euros), a rise of 27.6% compared with the first nine months of 2006 (revenues from services rose 32.5%). The rise was boosted by strong growth in voice and value added services driven by the ongoing expansion of the customer base (+21.1% compared with the same period of 2006) and the success of sales offerings. The increase in revenues net of changes in regulations introduced in 2006 (elimination of the Bill and Keep rule) was 16.2% (service revenues: +19.2%).

Consolidated EBITDA for the third quarter of 2007 amounted to 2,216 million reais (824 million euros), a rise of 34.8% (up 572 million reais compared with the first nine months of 2006).

EBITDA margin was 22.9%, up 1.3 percentage points compared with the same period last year: excluding the aforementioned one-time write-off of receivables Ebitda margin would be 24.5%, an increase of 2.9pp compared with the same period a year earlier. Organic EBITDA growth was 34.0%, compared with the same period in 2006:

Third Quarter 2007 consolidated EBIT (operating result) was positive at 118 million reais or 44 million euros (compared with -128 million reais for the first nine months of 2006). The 246 million reais improvement compared with first nine months of 2006 was achieved despite higher depreciation and amortisation (up from 1,772 million reais in 2006 to 2,083 million reais in 2007), principally as a result of investment in network infrastructure and IT systems, and customer acquisition costs.

Organic EBIT for the first nine months of 2007 increased by 235 million reais compared with the same period in 2006. Organic growth is broken down as follows:

Industrial investment amounted to 1,190 million reais (895 million reais for the first nine months of 2006), up 295 million reais in part as a result of investment to expand the customer base (270 million reais).

At 30 September 2007, the headcount stood at 9,842, an increase of 311 from 31 December 2006.

OLIVETTI

Revenues amounted to 283 million euros, down 15 million euros compared with the first nine months of 2006 (-5.0%). Excluding changes in the scope of consolidation, exchange rate fluctuations and the consideration received for the sale of its research activities, the difference remained stable.

EBITDA amounted to -21 million euros, a 15 million euro improvement on the same period in 2006, principally as a result of last year's re-conversion and rationalisation drives. EBITDA was negative mainly due to multi-functional products (MFP).

The following table provides a breakdown of organic variation, which was a positive 8 million euro (+28.6%):

EBIT (operating result) amounted to -32 million euros, a 17 million euro improvement compared with the same period in 2006.

The organic variation was a positive 10 million euro (+23.8%) and is broken down as follows:

Industrial investment amounted to 7 million euro, a rise of 1 million euro compared with the same period in 2006.

On 30 September 2007, the headcount stood at 1,329, an increase of 99 from 31 December 2006.

OUTLOOK: PROSPECTS FOR THE CURRENT YEAR

The figures for the first nine months of 2007 confirm the trend in the performance of operating activities during the current year described in the 2006 Annual Report and the 2007 Half-Year Report. The Group targets disclosed to the market in March 2007 are therefore confirmed.

****

EVENTS OCCURRING AFTER 30 SEPTEMBER 2007

Sale of Mediobanca Shares

From October 2007 to 7 November 2007, the company sold an additional 11,743,500 Mediobanca shares (78.271% of the 1.84% interest initially held), resulting in a decrease in net debt of 186 million euros and a positive impact on Group profit of 82 million euros (net of 5 million euros in taxes on the related capital gain).

Tax Assessments

Between October and November, the Company was served four notices of contestation by the Financial Authorities pertaining to tax periods from 2002 to 2006 and referring to Telecom Italia and the other companies that were formerly incorporated within it (the “old” Telecom Italia, Tim and Tim Italia).  The most significant issues involve the write-down of “old” Telecom Italia shares held by Olivetti (financial statements 2002), the policies followed for the deduction of the contribution payable on telephony (financial statements of the “old” Telecom Italia and Tim for financial year 2002), and the taxation policies applied to the contingent asset carried in the financial statements 2004, when the Regional Administrative Court for Lazio declared that the contribution was not due for the year 1999, the tax regime applied in 2003 to the disposal of the stake in the so-called “new Seat” resulting from the de-merger of Seat Pagine Gialle (now TI Media).

These issues will be addressed in detail by the fiscal offices in charge of tax assessments, which will then decide whether or not to proceed with the tax audit. So far, the Company also feels that it can show that the relevant rules and regulations were correctly interpreted and applied.

Olivetti

Given that the ongoing negative trend recorded by Olivetti is expected to continue in future years, in light of the prospects of the multi-purpose product segment, a decision was made to implement a series of measures aimed at ensuring the rapid economic recovery of the Business Unit, entailing costs estimated at about 40 million euros.

Organisational and Corporate Governance Issues

At the meeting held on 8 November, 2007, the Board of Directors adopted a specific set of internal regulations governing the role of the Executive in charge of preparing corporate accounting documents. These regulations (which are currently available on the Corporate Governance page of the website www.telecomitalia.it) incorporate the corporate governance tools that Telecom Italia has gradually adopted in the area of internal auditing related to financial reporting.

On the same date, the Board of Directors formally appointed Enrico Parazzini (the Company’s General Manager and Head of the Group’s Finance, Administration and Control Department) Executive in charge of preparing Telecom Italia’s accounting documents.

At the meeting held on 8 November 2007, the Board also approved the criteria for the identification of transactions requiring advance authorisation from the Board of Directors as “owing to their nature, strategic importance, size or consequent commitments, [they] will have a major impact on the business of the Company and the Group” (as stated in the Company’s Self Regulatory Code). This document is also available from the website www.telecomitalia.it.

The Board of Directors, following the preliminary inquiry conducted by the Remuneration Committee, authorised the Chairman and Executive Deputy Chairman to implement the plan envisaging the free allotment of own shares to the Group's top management, which was approved by the General Shareholders' Meeting on 16 April 2007, and to develop the general terms set forth in the illustrative report submitted to the General Shareholders' Meeting in further detail.

Appointments

During the meeting held on 8 November 2007, after approving the Quarterly Report, following the resignations (on 25 October 2005) of Directors Carlo Alessandro Puri Negri and Claudio De Conto, the Board of Directors appointed César Alierta Izuel and Julio Linares Lopez, whose curricula vitae are annexed to this press release, as a reference.

****

2008 CALENDAR

The calendar of meetings on financial reports for financial year 2008, as approved today by the Board of Directors is reported below:

*

7 March

BoD meeting – Annual Report

*

12-14 April

General Shareholders’ Meeting – Annual Report (with payment of dividend in April)

*

9 May

BoD meeting – Quarterly Report

*

8 August

BoD meeting – Half-Year Report

*

7 November

BoD meeting – Quarterly Report

Any changes to the above dates will be immediately notified.

The company will avail of the option not to publish its Fourth Quarter 2007 Report and the Second Quarter 2008 Report.

***

The Executive in charge of preparing the corporate and accounting documents (Enrico Parazzini), pursuant to paragraph 2 of Article 154-bis of Italy’s Consolidated Finance Act (TUF) hereby declares that the accounting information contained herein corresponds to the Company’s evidence and accounting books and records.

***

The results for the first nine months of 2007 will be presented to the financial community during a conference call on Friday, 9 November 2007, starting at 1:00pm (CET).Journalists may attend the conference call, which will not entail a Q&A session,by calling: +39 06 33168.Those who are unable to participate in the conference call will have the opportunity to listen to the presentation by calling +39 06 334843 (access code 169526#).

Telecom Italia

Media Relations

+39.06.3688.2610

www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39.02.8595.4131

www.telecomitalia.it/investor_relation

TELECOM ITALIA GROUP

3rd QUARTER 2007

ATTACHMENTS TO THE PRESS RELEASE

ALTERNATIVE PERFORMANCE MEASURES

In this press release in addition to the conventional financial performance measures established by IFRS, certain alternative performance measures are presented for purposes of a better understanding of the trend of operations and the financial condition of the Telecom Italia Group for the nine-month and three-month periods ended September 30, 2007 as well as the periods of the previous year presented for comparison purposes. These measures are also presented in the Report on Operations included in the periodic reports (annual financial statements, first half and quarterly reports). However, such measures should not be considered as a substitute for those required by IFRS.

Specifically, the non-IFRS alternative performance measures used are described below:

•

EBITDA. This financial measure is used by Telecom Italia as the financial target in internal presentations (business plans) and in external presentations (to analysts and investors). It represents a useful unit of measurement for the evaluation of the operating performance of the Group (as a whole and at the level of the Business Units), in addition to EBIT. These measures are calculated as follows:

INCOME FROM CONTINUING OPERATIONS BEFORE TAXES
+	Financial expenses
-	Financial income
+/-	Share of losses (profits) of associates and joint ventures accounted for using the equity method
EBIT - OPERATING INCOME
+/-	Impairment losses (reversals) on non-current assets
+/-	Losses (gains) on disposals of non-current assets
+	Depreciation and amortization
EBITDA - OPERATING RESULT BEFORE DEPRECIATION AND AMORTIZATION, CAPITAL GAINS (LOSSES) REALIZED AND IMPAIRMENT REVERSALS (LOSSES) OF NON-CURRENT ASSETS

•

Organic change in Revenues, EBITDA and EBIT.  These measures express changes (amount  and/or percentage) in Revenues, EBITDA and EBIT, excluding, where applicable, the effects of the change in the scope of consolidation, exchange differences and non-organic components constituted by non-recurring items and other non-organic income/expenses.

Telecom Italia believes that the presentation of such additional information allows to understand in a more effective manner the operating performance of the Group (as a whole and at the level of the Business Units).

The organic change in Revenues, EBITDA and EBIT is also used in presentations to analysts and investors.

•

Net Financial Debt. Telecom Italia believes that the Net Financial Debt provides an accurate indicator of its ability to meet its financial obligations. It is represented by Gross Financial Debt less Cash and Cash Equivalents and other Financial Assets.

TELECOM ITALIA GROUP

The Statements of Income, the Balance Sheets and the Statements of Cash Flows as well as the Net Financial Debt of the Telecom Italia Group, herewith presented, are the same as those included in  the “Third Quarter 2007 Report” and are unaudited.

CONSOLIDATED BALANCE SHEETS

(millions of euro)	9/30/2007 (a)	6/30/2007	12/31/2006 (b)	Change (a-b)
ASSETS				
NON-CURRENT ASSETS				
Intangible assets				
Goodwill	44,421	44,422	43,739	682
Intangible assets with a finite life	6,764	6,848	6,740	24
	51,185	51,270	50,479	706
Tangible assets				
Property, plant and equipment owned	15,436	15,606	15,690	(254)
Assets held under finance leases	1,459	1,478	1,525	(66)
	16,895	17,084	17,215	(320)
Other non-current assets				
Investments in associates and joint ventures accounted for using the equity method	501	519	488	13
Other investments	58	59	776	(718)
Securities, financial receivables and other non-current financial assets	624	699	691	(67)
Miscellaneous receivables and other non-current assets	923	962	871	52
Deferred tax assets	207	261	912	(705)
	2,313	2,500	3,738	(1,425)
TOTAL NON-CURRENT ASSETS (A)	70,393	70,854	71,432	(1,039)
CURRENT ASSETS				
Inventories	362	318	291	71
Trade and miscellaneous receivables and other current assets	9,458	9,559	8,748	710
Current income tax receivables	72	212	287	(215)
Securities	268	265	812	(544)
Financial receivables and other current financial assets	542	399	433	109
Cash and cash equivalents	4,235	3,664	7,219	(2,984)
Current assets sub-total	14,937	14,417	17,790	(2,853)
Discontinued operations/assets held for sale				
of a financial nature	-	-	-	-
of a non-financial nature	423	939	235	188
	423	939	235	188
TOTAL CURRENT ASSETS (B)	15,360	15,356	18,025	(2,665)
TOTAL ASSETS (A+B)	85,753	86,210	89,457	(3,704)
EQUITY AND LIABILITIES				
EQUITY				
Equity attributable to equity holders of the Parent	25,695	25,029	26,018	(323)
Equity attributable to Minority Interests	1,049	1,072	1,080	(31)
TOTAL EQUITY (C)	26,744	26,101	27,098	(354)
NON-CURRENT LIABILITIES				
Non-current financial liabilities	37,459	38,216	40,803	(3,344)
Employee severance indemnities and other employee-related provisions	1,209	1,249	1,262	(53)
Deferred tax liabilities	830	526	194	636
Provisions for risks and charges	878	863	775	103
Miscellaneous payables and other non-current liabilities	1,718	1,743	1,857	(139)
TOTAL NON-CURRENT LIABILITIES (D)	42,094	42,597	44,891	(2,797)
CURRENT LIABILITIES				
Current financial liabilities	5,653	5,986	5,653	-
Trade and miscellaneous payables and other current liabilities	11,241	11,394	11,596	(355)
Current income tax payables	21	132	219	(198)
Current liabilities sub-total	16,915	17,512	17,468	(553)
Liabilities relating to discontinued operations/assets held for sale				
of a financial nature	-	-	-	-
of a non-financial nature	-	-	-	-
	-	-	-	-
TOTAL CURRENT LIABILITIES (E)	16,915	17,512	17,468	(553)
TOTAL LIABILITIES (F=D+E)	59,009	60,109	62,359	(3,350)
TOTAL EQUITY AND LIABILITIES (C+F)	85,753	86,210	89,457	(3,704)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions of euro)	9 months to 9/30/2007	9 months to 9/30/2006
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income from continuing operations	2,212	2,305
Adjustments to reconcile net income from continuing operations to cash flows generated by (used in) operating activities		
Depreciation and amortization	4,301	4,278
Impairment (reversals) losses of non-current assets (including investments)	(103)	13
Net change in deferred tax assets and liabilities	1,256	1,376
Net (gains) losses realized on disposals of non-current assets (including investments)	(149)	(297)
Share of (profits) losses of associates and joint ventures accounted for using the equity method	(75)	(33)
Change in employee severance indemnities and other employee-related provisions	(105)	(18)
Change in other operating assets/liabilities:		
Change in inventories	(71)	(65)
Change in trade receivables and net receivables on construction contracts	(380)	(321)
Change in trade payables	8	(840)
Net change in miscellaneous receivables/payables and other assets/liabilities	(245)	(729)
CASH FLOWS GENERATED BY (USED IN) OPERATING ACTIVITIES (A)	**6,649**	**5,669**
CASH FLOWS FROM INVESTING ACTIVITIES:		
Acquisitions of intangible assets on an accrual basis	*(1,568)*	*(1,295)*
Acquisitions of tangible assets on an accrual basis	*(2,120)*	*(2,004)*
Total acquisitions of intangible and tangible assets on an accrual basis	(3,688)	(3,299)
Change in amounts due to fixed asset suppliers	*(384)*	*(293)*
Total acquisitions of intangible and tangible assets on a cash basis	(4,072)	(3,592)
Acquisitions of investments in subsidiaries and businesses, net of cash acquired (I)	(670)	-
Acquisitions of other investments	(1)	(198)
Change in financial receivables and other financial assets	499	393
Proceeds from sale of investments in subsidiaries, net of cash disposed of (II)	4	332
Proceeds from sale/repayment of intangible, tangible and other non-current assets (II)	520	940
CASH FLOWS GENERATED BY (USED IN) INVESTING ACTIVITIES (B)	**(3,720)**	**(2,125)**
CASH FLOWS FROM FINANCING ACTIVITIES:		
Net change in current financial liabilities and other liabilities	(339)	(274)
Proceeds from non-current financial liabilities (including current portion)	1,997	5,074
Repayments of non-current financial liabilities (including current portion)	(4,847)	(8,425)
Proceeds from equity instruments	-	2
Dividends paid (distribution of reserves included)	(2,830)	(2,997)
CASH FLOWS GENERATED BY (USED IN) FINANCING ACTIVITIES (C)	**(6,019)**	**(6,620)**
CASH FLOWS GENERATED BY (USED IN) DISCONTINUED OPERATIONS/ASSETS HELD FOR SALE (D)	**-**	**(13)**
AGGREGATE CASH FLOWS (E=A+B+C+D)	**(3,090)**	**(3,089)**
NET CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD (F)	**6,960**	**9,958**
Net effect of foreign currency translation on net cash and cash equivalents (G)	20	(2)
NET CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD (H=E+F+G)	**3,890**	**6,867**

ADDITIONAL CASH FLOW INFORMATION:

(millions of euro)	9 months to 9/30/2007	9 months to 9/30/2006
Income taxes (paid) received	(241)	(373)
Interest expense paid	(2,946)	(2,457)
Interest income received	1,131	709
Dividends received	39	42

(I) Net of change in payables following the related acquisition.

(II) Net of change in receivables following the related disposal.

CONSOLIDATED NET FINANCIAL DEBT

(millions of euro)		9/30/2007 (a)	6/30/2007	12/31/2006 (b)	Change (a-b)
Non-current financial liabilities (*):					
Financial payables		33,705	34,688	37,391	(3,686)
Finance lease liabilities		1,822	1,834	1,847	(25)
Non-current liabilities for hedging derivatives		1,931	1,693	1,451	480
Other financial liabilities		1	1	114	(113)
	(1)	37,459	38,216	40,803	(3,344)
Less:					
Non-current financial receivables for lessors' net investments		*(268)*	*(261)*	*(229)*	*(39)*
Non-current assets for hedging derivatives		*(227)*	*(298)*	*(243)*	*16*
		(495)	*(559)*	*(472)*	*(23)*
TOTAL NON-CURRENT FINANCIAL LIABILITIES (*)	(A)	36,964	37,657	40,331	(3,367)
Current financial liabilities (*):					
Financial payables		5,124	5,353	5,143	(19)
Finance lease liabilities		253	254	269	(16)
Current liabilities for hedging and non-hedging derivatives		268	259	231	37
Other financial liabilities		8	120	10	(2)
	(2)	5,653	5,986	5,653	-
Less:					
Current financial receivables for lessors' net investments		*(137)*	*(137)*	*(148)*	*11*
Current assets for hedging derivatives		*(235)*	*(172)*	*(207)*	*(28)*
		(372)	*(309)*	*(355)*	*(17)*
TOTAL CURRENT FINANCIAL LIABILITIES (*)	(B)	5,281	5,677	5,298	(17)
Financial liabilities relating to discontinued operations/assets held for sale	(C) (3)	-	-	-	-
TOTAL GROSS FINANCIAL DEBT (*)	(D=A+B+C)	42,245	43,334	45,629	(3,384)
Current financial assets (*):					
Securities		(268)	(265)	(812)	544
Financial receivables and other current financial assets		(542)	(399)	(433)	(109)
Cash and cash equivalents		(4,235)	(3,664)	(7,219)	2,984
	(4)	(5,045)	(4,328)	(8,464)	3,419
Less:					
Current financial receivables for lessors' net investments		*137*	*137*	*148*	*(11)*
Current assets for hedging derivatives		*235*	*172*	*207*	*28*
		372	*309*	*355*	*17*
	(E)	(4,673)	(4,019)	(8,109)	3,436
Financial assets relating to discontinued operations/assets held for sale	(F) (5)	-	-	-	-
TOTAL CURRENT FINANCIAL ASSETS (*)	(G=E+F)	(4,673)	(4,019)	(8,109)	3,436
NET FINANCIAL DEBT AS OF CONSOB COMMUNICATION N. DEM/6064293/2006	(H=D+G)	37,572	39,315	37,520	52
Non-current financial assets (*):					
Securities other than investments		(10)	(10)	(12)	2
Financial receivables and other non-current financial assets		(614)	(689)	(679)	65
	(6)	(624)	(699)	(691)	67
Less:					
Non-current financial receivables for lessors' net investments		268	261	229	39
Non-current assets for hedging derivatives		227	298	*243*	*(16)*
		495	559	*472*	*23*
TOTAL NON-CURRENT FINANCIAL ASSETS (*)	(I)	(129)	(140)	(219)	90
NET FINANCIAL DEBT	(L=H+I)	37,443	39,175	37,301	142
COMPOSITION OF THE NET FINANCIAL DEBT:					
Total gross financial debt:					
Non-current financial liabilities	(1)	37,459	38,216	40,803	(3,344)
Current financial liabilities	(2) + (3)	5,653	5,986	5,653	-
		43,112	44,202	46,456	(3,344)
Total gross financial assets:					
Non-current financial assets	(6)	(624)	(699)	(691)	67
Current financial assets	(4) + (5)	(5,045)	(4,328)	(8,464)	3,419
		(5,669)	(5,027)	(9,155)	3,486
		37,443	39,175	37,301	142

(*) Net of assets for hedging derivatives and financial receivables for lessors' net investments.

DEBT STRUCTURE, BOND ISSUES AND EXPIRING BONDS

In June and July 2007, new bonds were issued pursuant to Telecom Italia’s Euro Medium Term Note Programme, as follows:

•

850 millions of euro maturing on June 2010;

•

400 millions of euro maturing on June 2016;

•

500 millions of euro maturing on July 2013.

During the year the following expired bonds were regularly repaid:

•

1,250 millions of euro in February by Telecom Italia S.p.A.;

•

1,720 millions of euro in April by Telecom Italia Finance S.A. (the original amount was 1,750 millions of euro, subsequently reduced as a consequence of the repurchase of securities on the market and the subsequent cancellation of 30 millions of euro).

The total reimbursement amount, net of the Group’s debt buy-back, for the bonds expiring in the following 18 months as of September 30, 2007, issued by Telecom Italia S.p.A., Telecom Italia Finance S.A. and Telecom Italia Capital S.A. (fully and unconditionally guaranteed by Telecom Italia S.p.A.), totals approximately 5,224 millions of euro, with the following details:

•

1,659 millions of euro, expiring on January 24, 2008;

•

   750  millions of euro, expiring on June 9, 2008;

•

   500  millions of euro, expiring on September 14, 2008;

•

   705  millions of euro, expiring on November 15, 2008;

•

1,500 millions of euro, expiring on February 9, 2009;

•

   110  millions of euro, expiring on March 30, 2009.

Furthermore, we underline that 1,500 millions of euro related to the bank facility (Term Loan) expiring in 2010 (for a total amount of 3,000 millions of euro) were partially repaid before maturity in July 2007 (1,000 millions of euro) and September 2007 (500 millions of euro).

Bonds issued by companies of the Group to third parties do not contain either financial covenants or clauses which can result in the early repayment of the bonds except in the event of the insolvency of the Telecom Italia Group. Furthermore, the repayment of the bonds and the payment of interest are not covered by specific guarantees nor there are commitments provided relative to the assumption of guarantees, except for the full and unconditional guarantees provided by Telecom Italia S.p.A. for the bonds issued by Telecom Italia Finance S.A. and Telecom Italia Capital S.A..

It should be underscored that all of the contracts for loans, other than bond issues, granted directly by the European Investment Bank (EIB), which are recorded in the financial statements at September 30, 2007 for 1,766 millions of euro, are covered by bank guarantees for the full and exact amount of the company’s economic obligations (with the exception of a single loan for 350 millions of euro). The loan contracts contain negative pledge clauses, that is limitations regarding activities of the company which could influence its ability to produce profits and therefore meet the commitments undertaken, yet leaving ample operating possibilities in line with international contract best practice.

Moreover, the major bank loans carried by the subsidiaries in Brazil provide for personal and real guarantees, financial covenants (i.e. obligations of the company to respect certain financial indexes), negative pledge clauses and other covenants.

The existing committed credit line as of September 30, 2007, composed of the Revolving Credit Facility, amounts to 8 billions of euro expiring in August 2012, drawn for 1.5 billions of euro. We point out that in August 2007 the expiration date of the Revolving Credit Facility of 8 billions of euro has been extended for two years until August 2014.

Moreover, at September 30, 2007, the total unused and available committed credit lines (revolving and bilateral) amount to 6,550 millions of euro.

It should be stressed that Telecom Italia’s syndicated bank lines (Revolving Credit Facility maturing on 2014 and Term Loan maturing on 2010) do not contain financial covenants for non-compliance which require the repayment of the existing loan. They do provide for the normal negative pledge clauses (within the limits of operating requirements). These credit lines are subject, only with regard to the interest margin, to variations in the ratings which would pertain to the credit risk of the company, on the basis of a pre-set grid.

The above mentioned syndicated bank lines (as well as a contract of export credit agreement for the nominal amount of 150 millions of euro on September 30, 2007) consider the case where a subject, other than the current relative majority shareholder or other permitted acquiring shareholders, acquire control of Telecom Italia individually or jointly; in that case, a thirty-day period is established during which the parties shall negotiate the terms to continue the relationship.

Finally, we point out that on September 30, 2007, none of the covenants, negative pledges or other clauses regarding the above described debt positions have been breached or violated in any way.

***

The effect of non recurring events and transactions on the single items of the Statement of Income of the Telecom Italia Group is set below as required by the Consob Communication DEM/6064291 dated July 28, 2006

(millions of euro)	9 months to 9/30/2007 (a)	9 months to 9/30/2006 (b)	Change (a – b)
Purchases of materials and external services, Other operating expenses:
Corporate reorganization costs	-	(10)	10
Industrial reconversion costs	-	(7)	7
Provision for risk regarding Antitrust fine	(20)	-	(20)
IMPACT ON EBITDA	(20)	(17)	(3)

Gains (losses) realized on disposals of non-current assets:
Gains on sale of properties	10	123	(113)
Gain on sale of Ruf Gestion	-	27	(27)
Loss on sale Telecom Italia Learning Services	-	(25)	25
Loss on sale “Radiomaritime activities”	-	(9)	9
IMPACT ON EBIT	(10)	99	(109)

Financial income (expenses):
Release of Avea I.H.A.S. provisions	-	121	(121)
Gain on sale of Avea I.H.A.S.	-	72	(72)
Gain on sale of Neuf Télécom	-	110	(110)
Gain on sale of Oger Telecom	86	-	86
Gain on sale of Capitalia	38		38
Gain on sale of share of Mediobanca	18		18
Other gains	1	-	1
IMPACT ON INCOME FROM CONTINUING OPERATIONS BEFORE TAXES	133	402	(269)

Income taxes	(6)	(71)	65
Discontinued operations	(4)	31	(35)

IMPACT ON NET INCOME FOR THE PERIOD	123	362	(239)

CURRICULUM VITAE

CÉSAR ALIERTA IZUEL

Executive Chairman and CEO Telefónica

Born 5 May 1945, Mr. Alierta took a degree in law from the University of Zaragoza and earned an MBA at the University of Columbia (New York) in 1970.

He has been Chairman of Telefónica since July 2000 and remains a member of the Altadis Board of Directors and Executive Committee.

Alierta is also member of the Colombia Business School Board of Overseers and, since January 2006, he is member of the Board of Directors of 02.

Between 1970 and 1985, he was General Manager of the Capital Markets division at Banco Urquijo in Madrid.

He was the Chairman and founder of Beta Capital, which he combined as from 1991 with his post as Chairman of the Spanish Financial Analysts’ Association.

He has also been a member of the Board of Directors and Standing Committee of the Madrid Stock Exchange.

Between 1996 and 2000, he held the post of Chairman of Tabacalera, S.A., and subsequently Altadis following the Company’s merger with the French group Seita.

He joined the Board of Directors of Telefónica on 29th of January, 1997.

October 2007

CURRICULUM VITAE

JULIO LINARES LÓPEZ

Managing Director for Coordination, Business Development and Synergies

Julio Linares is a telecommunications engineer who joined Telefónica’s R&D Centre in May 1970 and held various position there before being appointed Head of Telefónica’s Technology department in 1984.

In April 1990 he was appointed General Manager of Telefónica Investigación y Desarrollo (Telefónica I + D).

In December 1994 he became Deputy General Manager of Telefónica’s Marketing and Services Development department, in the commercial area, subsequently moving to the position of Deputy General Manager for Corporate Marketing.

In July 1997 he was appointed CEO of Telefónica Multimedia, and President of Telefónica Cable and Producciones Multitematicas.

In May 1998 he was appointed General Manager of Strategy and Technology in Telefónica, S.A.’s Corporate Centre.

He has been Executive Chairman of Telefónica de Espaňa since January 2000, as well as a member of the board of Telefónica Data Corp.

In June 2005 he was appointed Chairman of the Supervisory Board of Cesky Telecom, and is currently the Vice-Chairman.

In December 2005 he became Managing Director for Coordination, Business Development and Synergies in Telefónica S.A., where he is also a Member of the Board of Directors and Secretary for the Executive Committee.

He is also a member of the Board of Directors in Telefónica Espaňa, Telefónica O2 Europe, Telefónica Latinoamérica, Sogecable S.A., the Social Council of the Complútense University of Madrid, of the Advisory Scientific Council of Telefónica I+D and Counsellor representing innovating companies in the Science and Technology Advisory Board.

October 2007

       Cautionary Statement for Purposes of the "Safe Harbor" Provision of the
United States Private Securities Litigation Reform Act of 1995.

       The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements.  The Press Release included in this
Form 6-K contains certain forward looking statements and forecasts reflecting management's current views with respect to certain future events.  The ability of the Telecom Italia Group to achieve its projected results is dependent on many factors which are outside of management's control.  Actual results may differ materially from those projected or implied in the forward-looking statements.  Such forward-looking information involves risks and uncertainties that could significantly affect expected results and are based on certain key assumptions.

       The following important factors could cause the Telecom Italia Group's actual results to differ materially from those projected or implied in any forward-looking statements:

     - the continuing impact of increased competition in a liberalized market, including competition from global and regional alliances formed by other telecommunications operators in the core domestic fixed-line and wireless markets of the Telecom Italia Group;

     - the ability of the Telecom Italia Group to introduce new services to stimulate increased usage to its fixed and wireless networks to offset declines in its traditional fixed-line business due to the continuing impact of regulatory required price reductions, market share loss and pricing pressures generally and shifts in usage pattern;

     - the level of demand for telecommunications services, particularly wireless telecommunication services in the maturing Italian market and for new higher value added products and services such as broadband;

     - the ability of the Telecom Italia Group to successfully implement its reorganization;

     - the success of Telecom Italia's customer loyalty and retention programs and the impact of such programs on revenues;

     - the impact of regulatory decisions and changes in the regulatory environment, including implementation of recently adopted EU directives in
Italy;

     - the impact of economic development generally on the international business of the Telecom Italia Group and on its foreign investments and capital expenditures;

     -  the continuing impact of rapid or "disruptive" changes in technologies;

     - the impact of political and economic developments in Italy and other countries in which the Telecom Italia Group operates;

     - the impact of fluctuations in currency exchange and interest rates;

     - Telecom Italia's ability to successfully implement its strategy over the
2007-2009 period;

     - the ability of the Telecom Italia Group to successfully achieve its debt reduction targets;

     - Telecom Italia's ability to successfully implement its internet and broadband strategy;

     - the ability of the Telecom Italia Group to achieve the expected return on the significant investments and capital expenditures it has made and continues to make in Brazil and in Europe on broadband;

     - the amount and timing of any future impairment charges for Telecom
Italia's licences, goodwill or other assets; and

     - the impact of litigation or decreased mobile communications usage arising from actual or perceived health risks or other problems relating to mobile handsets or transmission masts.

       The foregoing factors should not construed as exhaustive.  Such factors should also be considered together with risk factors included in Telecom Italia
Group's Annual Report on Form 20-F for 2005.  Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-
looking statements, which speak only as of the date hereof.  Accordingly, there can be no assurance that the Group will achieve its projected results.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      November 8th, 2007

                                                   TELECOM ITALIA S.p.A.

                                              BY: /s/ Carlo De Gennaro
                                                  ---------------------------
                                                      Carlo De Gennaro
                                                       Company Manager